                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of August, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
             -----------------------------------------------------
                (Translation of registrant's name into English)


           Suite 203, 120 Front Street EastToronto, Ontario, M5A 4L9
           ---------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                  Form 20-F    X        Form 40-F  _________
                           ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes _________               No     X
                                                    ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date: August 16, 2001               By: /s/ Sandra J. Hall
      ---------------                  --------------------------------------
                                       Sandra J. Hall, Director and Secretary
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AMENDED INSIDER  Where freedom of information legislation is in force in the
REPORT jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Act, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100, 855 Hornby Street, Vancouver, BC V6Z 2H4.

BOX 1 NAME OF THE REPORTING ISSUER (BLOCK LETTERS)          BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)
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
INVESTORLINKS.COM INC.                                       FAMILY NAME OR CORPORATE NAME: CASSINA
                                                             GIVEN NAMES (IN ORDER): JAMES C.
                                                             ADDRESS: 2 ADELAIDE STREET WEST, SUITE 301
                                                             CITY: TORONTO
                                                             PROVINCE: ONTARIO
BOX 2. INSIDER DATA                                          POSTAL CODE: M5H 1L6
-------------------------------------------------------
RELATIONSHIP WITH         DATE OF LAST REPORT FILED          BUSINESS TELEPHONE NO.
REPORTING ISSUER                                               (416) 864-9795
4, 5

CHANGE FROM             OR IF INITIAL REPORT, DATE ON        BUSINESS FAX NO.
PREVIOUS REPORT         WHICH YOU BECAME AN INSIDER            (416) 861-9623

                        10/04/2001                           CHANGE IN NAME ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT.   NO
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
BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR EQUIVALENT
---------------------------------------------------------------------------
(REMOVE . AND PLACE AN X BESIDE CHOICE)

ALBERTA X
NEWFOUNDLAND.
BRITISH COLUMBIA X
NOVA SCOTIA.
FEDERAL.
ONTARIO X
BANK ACT.
QUEBEC.
CCAA.
ICA.
SASKATCHEWAN.
TLCA.
CBCA.
UNITED STATES X.
MANITOBA.
NASDQ.
SEC X
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BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS A, D, E AND F ONLY, AND LIST SECURITIES OF ALL CLASSES HELD
       - SEE ALSO INSTRUCTION TO BOX 5)
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

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    A               B
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DESIGNATION                               DATE             NATURE      NUMBER VALUE         NUMBER VALUE         UNIT         $ US
OF CLASS OF     BALANCE OF CLASS    (day/month/year)                     ACQUIRED            DEPOSED OF         PRICE/
SECURITIES      OF SECURITIES ON                                                                               EXERCISE
                LAST REPORT                                                                                      PRICE
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
Common Shares             33,000
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Options                        0          01/08/2001                        150,000                             US$0.15
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Options                  150,000          01/08/2001                        150,000                             US$0.25
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
---------------------------------------------------------------------------------------------
    A                  D                       E                           F
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DESIGNATION     PRESENT BALANCE        DIRECT/ .INDIRECT       IDENTIFY THE REGISTERED
OF CLASS OF     OF CLASS OF            OWNERSHIP/              HOLDER WHERE OWNERSHIP IS
SECURITIES      SECURITIES HELD        CONTROL OR              INDIRECT OR WHERE CONTROL
                                       DIRECTION               OR DIRECTION IS EXERCISED
---------------------------------------------------------------------------------------------
Common Shares       33,000                     0
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Options            150,000                     0                     (see note 1)
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Options            300,000                     0                     (see note 2)
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

ATTACHMENT     NO
This form is used as a uniform         BOX 6. REMARKS
report for the insider reporting      ----------------------------------------------------------------------------------------------
requirements under all
provincial securities Acts, Bank       1)   150,000 stock options exercisable at US $0.15 expiring July 31, 2006
Act, Cooperative Credit                2)   150,000 stock options exercisable at US $0.25 expiring July 31, 2006
Associations Act, Insurance           ----------------------------------------------------------------------------------------------
Companies Act, Trust and Loan
Companies Act and Canada               The undersigned certifies that the information given in this report is true and complete in
Business Corporations Act.  The        every respect. It is an offence to file report that, at the time and in the light of the
terminology used is generic to         circumstances is which it is made, contains a misrepresentation.
accommodate the various Acts.          BOX 7. SIGNATURE.
                                      ----------------------------------------------------------------------------------------------
CORRESPONDENCE: ENGLISH
                                       NAME (block letters)                SIGNATURE              DATE OF REPORT
                                                                                                  (day/month/year)
                                       JAMES C. CASSINA                                           07/08/2001
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